

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 21, 2016

Bill MacGillivary
Chief Executive Officer
CleanGoal Energy Corp.
1717 N Bayshore Dr. #2831
Miami FL, 33132

     Re: **CleanGoal Energy Corp.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed December 8, 2016
             File No. 333-213570

Dear Mr. MacGillivary:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2016 letter.

Risk Factors
Risks Related to Our Business and Industry, page 13

1.   We note your response to prior comment 1; however, the added risk factor disclosure does not address the regulatory risk arising from your reliance on the single supplier to manufacture the products in a manner that you believe permits you not to obtain FDA clearance for the sale of your products. Please expand your disclosure to highlight this risk.

Uses of Astaxanthin and Synthetic vs. Natural Astaxanthin, page 36

2.   Please expand your disclosure to describe the University of Arizona study as requested in prior comment 4. Further, with respect to the revised disclosure in response to prior

comment 4 regarding the Research and Markets report, we note the market size and growth estimates reflect the market for synthetic and natural astaxanthin on a combined basis. Please revise to eliminate reference to the synthetic market given that your plan is to sell only natural astaxanthin and that the natural version "does not compete in the same market place as synthetics."

You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Andrew Coldicutt, Esq.